Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Three months Ended March 31, 2007 (unaudited)
Net income	$10,557
Fixed charges:
Accounting and Tax fees	29
Trustee fees	33
Administrative and consulting fees	181
Total fixed charges	243
Earnings before fixed charges	$10,800
Fixed charges, as above	243
Ratio of earnings to fixed charges	44.44
Preferred securities dividend	---
Fixed charges including preferred securities dividends	$243
Ratio of earnings to fixed charges and preferred securities dividend	44.44